EXHIBIT 1
                                                                       ---------

[DESC LOGO]
For Immediate Release

Contacts:
--------

MEXICO CITY                                                    NEW YORK CITY
-----------                                                    -------------
Arturo D'Acosta Ruiz                                           Blanca Hirani
Alejandro de la Barreda                                    Melanie Carpenter
Tel: (525) 261-8037                                      Tel: (212) 406-3690
abarredag@mail.desc.com.mx                              bhirani@i-advize.com

                    DESC ANNOUNCES THIRD QUARTER 2000 RESULTS

Mexico City, October 23, 2000 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) today announced its results for the third quarter of 2000. All figures were prepared according to generally accepted accounting principles in Mexico.

                              FINANCIAL HIGHLIGHTS

o Dollar-denominated sales increased 6.4%, reaching US$ 614.0 million compared to 3Q99

o     Operating income decreased 18.2%, from US$ 71.7 million during 3Q99 to US$
      58.7 million

o EBITDA (in U.S. dollars) for 3Q00 was US$ 88.3 million, a 9.0% decrease compared to the same period of the previous year

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                          TABLE 1. CONSOLIDATED RESULTS

            (Figures in millions of constant pesos and U.S. dollars)

                                              3Q00           3Q99(4)       3Q00 VS.         2Q00          3Q00 VS.
                                                                             3Q99                           2Q00
                        Sales (Ps.)3         5,778.1         5,942.2           -2.8%        5,969.3            -3.2%
                      Sales (U.S.$)1           614.0           577.2            6.4%          608.7             0.9%
                    Exports (US $) 2           271.4           229.0           18.5%          275.4            -1.4%
             Operating Income (Ps.)3           551.7           737.7          -25.2%          690.7           -20.1%
           Operating Income (U.S.$)1            58.7            71.7          -18.2%           70.2           -16.4%
                    OPERATING MARGIN            9.6%           12.4%                          11.6%
                       EBITDA (PS.)3           830.4           997.3          -16.7%          963.8           -13.8%
                     EBITDA (U.S.$)1            88.3            97.0           -9.0%           98.1            -9.9%
          NET MAJORITY INCOME (PS.)3           311.5           369.5          -15.7%         -287.8             N.A.
        Net Majority Income (U.S.$)1            32.6            36.0           -9.5%          -29.2             N.A.

1 All figures in US dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.
2     All export figures are based on real sales charged in US$;
3     All figures in this report are in constant pesos as of September 30, 2000;
4 1999 figures include the poultry business and are therefore not comparable. Results for this business are located in the section on Food.

[DESC LOGO]
                                                      THIRD QUARTER 2000 RESULTS
--------------------------------------------------------------------------------

                                                                           SALES

During 3Q00, dollar sales increased 6.4% compared to 2Q99, primarily as a result of stronger sales volumes in Unik (+12.2%). Despite the seasonality of the third quarter due to the change in the vehicle models that occurs during the months of August and September, the business continued to post strong sales volumes. In the case of GIRSA, sales rose 17.3% due to the increases in volumes and prices in the main businesses. In DINE, an increase in sales of 128.1%, compared to the third quarter of the previous year, reflect the higher sales in the Punta Mita and Arcos Bosques projects.

Without including the poultry business, dollar sales in for the third quarter of 2000 increased by 16.9% compared to 3Q99 sales.

[Pie chart showing Net Sales Composition for 3Q00 as follows:

Unik            45%
Girsa           35%
Agrobios        16%
Dine             4%]

                                                                         EXPORTS

EXPORTS during 3Q00 reached US$ 271.4 million, representing 44.2% of total sales compared to the 3Q99, an increase of 18.5%, which was mainly due to UNIK contributing 10.8%, GIRSA with 32.8% and AGROBIOS with 40.9%.

                                                       INCOME, MARGIN AND EBITDA

Operating income decreased 18.2% to US$ 58.7 million during the 3Q00 from US$
71.7. As a result of: i) the peso's appreciation against the U.S. dollar, ii) the increase in the price of raw materials for the petrochemical sector, iii) salary increases above inflation levels and iv) the increase in the price of natural gas of over 104% for the year. Excluding the poultry business the decrease was 14.1%.

EBITDA was US$ 88.3 million, 9.0% lower than the amount reported for 3Q99. Not including the poultry business, the decrease was of 3.9%.

                                                                           TAXES

During the third quarter, US$ 3.4 million was provisioned for the payment of taxes. This figure was lower when compared to the previous year due to the fiscal benefit that resulted from Desc's fiscal consolidation.

                                                      NET MAJORITY INCOME (LOSS)

Net income for the quarter reached US$ 32.6 million, mainly as a result of the positive comprehensive financial result, which occurred due to the consolidation of the peso, and inflation levels of 1.68% resulting in a lower monetary gain.

[DESC LOGO]
                                                      THIRD QUARTER 2000 RESULTS
--------------------------------------------------------------------------------

                                                        SHARE REPURCHASE PROGRAM

The Company's share repurchase program continued during the third quarter. Following are the amounts of shares repurchased:

     SHARES                   AS OF SEPTEMBER 30, 2000      AS OF JUNE 30, 2000      AS OF DECEMBER 31, 1999
     REPURCHASED
     DESC A                              48,785,000               38,267,000                   24,117,000
     DESC B                              60,088,140               22,353,140                   15,658,140
     DESC C                              43,411,155               34,086,470                    2,773,000
     TOTAL                              152,284,295               94,706,610                   42,548,140

                                                                                               DEBT STRUCTURE

                             TABLE 2. DEBT BREAKDOWN
                      (Figures in millions of U.S. dollars)
                                        30-SEP-00        30-JUN-00        31-MAR-00       31-DEC-99
                               Cash              221              187              114             169
                         Total Debt            1,285            1,217            1,064           1,075
                           Net Debt            1,064            1,030              950             906
                  Interest Coverage             3.7x             3.9x             3.9x            3.8x

As is illustrated in Table 2, Desc's net debt increased US$ 34 million compared to the debt reported during 2Q00. This increase was primarily as a result of the Company's share repurchase program as well as the capital expenditures that are described in each sector.

During the third quarter, Desc issued a second tranche of medium-term notes in UDIs (Inflation-linked Units) in the amount of Ps. 1 billion for a term of 7 years and with a net return rate of 8.2%. Thus, the Company's debt profile improved with 64% in long-term debt and 36% short-term debt.

[Pie chart showing profile of short term debt vs. long term debt.]

Thus, at the end of 3Q00, the Company's debt mix was 81% in dollars and 19% in pesos. This reflects a natural coverage between exports and dollar-denominated debt.

The average cost of debt for September 30, 2000 was 8.5% in dollars and 17.7% in pesos.

[UNIK LOGO]

                               RESULTS BY SECTORS

                                                                            UNIK
                                                                    (Auto Parts)

Unik's sales in dollars for 3Q00 increased 12.2%, compared to 3Q99. This result reflects the positive development of the domestic market, which registered a 16.9% increase in sales of the sector due to: i) an increase of 134,140 in the number of automobiles sold, and ii) a 16.1% increase in the number of light trucks sold which reached 57,711, during the 3Q00.

Despite the slight increase in oil prices and interest rates, auto and light trucks sales in the United States increased 1.8% Y-o-Y from 4.3 million to 4.4 million units. The automotive industry was able to maintain its sales levels due to higher discounts and incentives. Sales volumes in heavy trucks, however, started to register a minor decrease.

[DESC LOGO]
                                                      THIRD QUARTER 2000 RESULTS
--------------------------------------------------------------------------------

                              TABLE 3 UNIK FIGURES
            (Figures in millions of constant pesos and U.S. dollars)
                                 3Q00            3Q99          3Q00 VS.         2Q00           3Q00VS
                                                                 3Q99                           2Q00
               SALES (PS.)         2,642.1         2,574.5            2.6%        2,841.7           -7.0%
               Sales (US$)           280.8           250.2           12.2%          289.8           -3.1%
             Exports (US$)           172.5           155.7           10.8%          182.0           -5.2%
    OPERATING INCOME (PS.)           369.6           415.7          -11.1%          459.8          -19.6%
    OPERATING INCOME (US$)            39.3            40.4           -2.7%           46.8          -16.0%
          OPERATING MARGIN           14.0%           16.2%                          16.2%
              EBITDA (PS.)           515.1           541.1           -4.8%          599.1          -14.0%
              EBITDA (US$)            54.7            52.6            4.1%           61.1          -10.4%

As illustrated in table 3 Unik's net sales reached US$ 280.8 million. This result was due to an increase in the sales of:

1-    Axles by 16.6%
2-    Gears by 8.9%
3-    Stamping products (pick-up truck bodies) by 38.8%
4-    Constant velocity joints by 22.9%
5-    Aluminum and steel wheels by 62.4%
6-    Spark plugs by 48.7%

Exports increased 10.8% to US$ 172.5 million, due to an increase in exports of axles, stamping products and constant velocity joints.

OPERATING INCOME decreased 2.7%, compared to the results obtained during 3Q99, to US$39.3 million. This result was due to the appreciation of the peso compared to the dollar as well as the higher depreciation from new investments.

Capacity utilization rate of transmissions, stamping products, axles and constant velocity joints was approximately 90%.

Sales per employee increased to US$96.3 thousand during 3Q00, compared to US$84.4 thousand recorded during the previous quarter.

During the quarter, the Company invested US$16 million in the following:

EXPANSION PROJECTS

o Increase stamping and painting of pick-up trucks bodies' businesses capacities
o     Expansion of capacity for constant velocity joint
o     Increase gear capacity from 650,000 to 1,000,000 units per year

MODERNIZATION PROJECTS

o     Automation of various production and assembly lines of axles
o     Automation of several production and assembly lines of cardan shafts
o     Automation of gear production process
o     Design and production of new transmission
o     Modernization of new foundering facility
o     Modernization of various spark plug lines
o Concentration of the installation of piston facilities in Celaya (Guanajuato), in conjunction with an aggressive modernization and automation program

[DESC LOGO]
                                                      THIRD QUARTER 2000 RESULTS
--------------------------------------------------------------------------------

[GIRSA LOGO]

                                                                           GIRSA
                                       (Petrochemicals and Diversified Products)

As shown in table 4, sales of Girsa reached US$ 214.7 million, 17.3% higher than those reported for 2Q00. For comparative purposes, Girsa's results, as previously reported for Petrochemical and Diversified Products, are shown in tables 5 and 6.

                             TABLE 4. GIRSA FIGURES
            (Figures in millions of constant pesos and U.S. dollars)
                             3Q00           3QT99          3Q00 VS.         2Q00          3Q00VS.
                                                            3QT99                           2Q00
           SALES (PS.)         2,021.9         1,885.5            7.2%        2,053.4           -1.5%
           Sales (US$)           214.7           183.1           17.3%          209.5            2.5%
         Exports (US$)            72.4            54.5           32.8%           69.4            4.0%
OPERATING INCOME (PS.)           145.5           230.3          -36.8%          171.2          -15.0%
OPERATING INCOME (US$)            15.4            22.4          -31.1%           17.4          -11.5%
      OPERATING MARGIN            7.2%           12.2%                           8.3%
          EBITDA (PS.)           219.6           274.1          -19.8%          240.7           -8.7%
          EBITDA (US$)            23.3            29.1          -19.9%           24.5           -4.9%

The lower operating results are attributed to the substantial increase in costs of raw materials such as butadiene, styrene and cumene (see graph below), which rose due to the increase in the price oil which reached its highest level in the last 10 years. The Company has been unable to pass these cost increases on to their sales prices.

In addition, the price of natural gas has increased by over 100% so far this year, which increased costs in the carbon black and phosphates businesses.

Among the measures taken to counter the aforementioned factors are: price increases, reduction in expenses (which went from 10% to 9% on sales), a strict monitoring of working capital and higher productivity, which have helped the Company offset its lower operating margin.

Among the Company's positive factors are the higher sales volumes mainly of synthetic rubber, 3%; polystyrene, 8%; phosphates, 2%; acrylics, 2%; and laminates, 18%. These results have offset the 7.5% decrease in sales volume of carbon black due to the closing of the operating facilities of one of its main customers.

Capital expenditures during the quarter reached US$ 7.0 million, an amount in-line with Girsa's budget for the year. This went mainly towards the following businesses: synthetic rubber, US$ 1.5 million; polystyrene, US$ 2.2 million; and laminates US $1.4 million.

                         TABLE 5. GIRSA - PETROCHEMICALS
                      (Figures in millions of U.S. dollars)

Following are the results for the petrochemical division:

                       3Q00             3Q99           3Q00 VS.           2Q00            3Q00VS.
                                                         3Q99                              2Q00
     SALES (US$)           121               91            33.0%              115             5.2%
OPERATING MARGIN          6.4%            14.1%                              5.5%
    EBITDA (US$)            13               17           -23.5%               11            18.1%


[DESC LOGO]
                                                      THIRD QUARTER 2000 RESULTS
--------------------------------------------------------------------------------

                      TABLE 6 GIRSA - DIVERSIFIED PRODUCTS
                      (Figures in millions of U.S. dollars)

Following are the results for the diversified products division:

                       3Q00             3Q99           3Q00 VS.           2Q00            3Q00VS.
                                                         3Q99                              2Q00
     SALES (US$)            93               92             1.1%               95            -2.1%
OPERATING MARGIN          8.2%             8.9%                             11.8%
    EBITDA (US$)            10               12           -16.6%               14           -28.5%

[AGROBIOS LOGO]

                                                                        AGROBIOS

As shown in table 7, sales of Agrobios reached US$ 95.7 million, 28.7% lower than the second quarter of 1999. Without taking into account the poultry business, this figure increased by 16.4%.

                            TABLE 7. AGROBIOS FIGURES
            (Figures in millions of constant pesos and U.S. dollars)
                             3Q00           3Q99*          3Q00 VS.         2Q00          3Q00VS.
                                                             3Q99                           2Q00
           SALES (PS.)           900.3         1,382.7          -34.9%          847.7            6.2%
           Sales (US$)            95.7           134.3          -28.7%           86.4           10.7%
         Exports (US$)            26.5            18.8           40.9%           23.4           13.2%
OPERATING INCOME (PS.)            17.9            89.3          -79.9%           14.1           26.9%
OPERATING INCOME (US$)             1.9             8.7          -78.0%            1.4           35.7%
      OPERATING MARGIN            2.0%            6.5%                           1.7%
          EBITDA (PS.)            56.8           143.3          -60.4%           56.6            0.3%
          EBITDA (US$)             6.0            13.5          -55.5%            5.8            3.4%
*1999 figures include the poultry business, which was sold in December of 1999



Following are the third quarter 2000 results not including the poultry business:

                       3Q00            3Q99          3Q00 VS.          2Q00          3Q00VS.
                                                       3Q99                           2Q00
     SALES (US$)            95.7            82.2           16.4%            86.4          10.7%
OPERATING INCOME             1.9             5.3          -64.1%             1.4          35.7%
OPERATING MARGIN            2.0%            6.4%                            1.7%

                                                                BRANDED PRODUCTS

Following the announcement of the reorganization of the branded products division 60 days ago, the following material events have occurred.

The Company is reviewing its strategy in order to identify opportunities, within the current business, that will better position its brands, improve its market presence, bring geographic expansion, launch better products, bring cost efficiencies, procurement, logistics, etc., among other measures to recover the profitability of the business.

Among the many savings already achieved is the US$ 2 million annual savings resulting from the elimination of Corporativo Agrobios, the corporate department of Agrobios.

[DESC LOGO]
                                                      THIRD QUARTER 2000 RESULTS
--------------------------------------------------------------------------------


The operating margin posted a decline and reached break-even levels mainly due to the following:

      1 - Lower tomato paste exports to the United States as well as a price decrease due to the record crop achieved there.

      2  -  Higher costs of raw materials purchased.

      3  -  The difficulty of implementing sales price increases.

      4 - Charges corresponding to previous quarters that during this quarter reached US$0.5 million, which correspond to the clearance of client accounts and inventories.

      5 - Lower margins due to the discontinuation of a cleaning product during the quarter.

With the objective of maintaining a growing market share in branded products, marketing and promotional expenses where higher than the amount spent last year.

There has been significant progress in positioning the Company's "Foodservice" division, as well as the development of new brands to be launched during the fourth quarter.

                                                                            PORK

The highlights for the quarter include:

      1 - A 34.5% increase in sales volume attributed to the incorporation of operations in Bajio and new associated farms in the Yucatan Peninsula.

      2 - Average sales price registered an increase of 19.7% compared to the third quarter of 1999, which allowed margins to remain stable.

      3 - Productivity in various operations continued to post record levels in the domestic market. Thus, the Company expects to reach higher sales during the next few quarters.

      4 - The association with the Company's, operating partner was evaluated to re-establish growth and profitability as its main business goals. A new formula under which the participating partner could increase up to 46% its stake in the business if the internal rate of return increases (IRR), was instituted. In this order, if the IRR declines its participation in the business will also declined accordingly.

The operating margins achieved in both the branded products and commodities businesses were:

                                       3Q00          3Q99            2Q00
             BRANDED PRODUCTS         -1.2%          9.3%            0.9%
                  COMMODITIES          4.4%          5.4%            4.2%

[DESC LOGO]
                                                      THIRD QUARTER 2000 RESULTS
--------------------------------------------------------------------------------

[DINE LOGO]

                                                                            DINE
                                                                   (Real Estate)

Dine's results for the third quarter reflect an important increase in sales within the Arcos Bosques and Punta Mita properties.

                              TABLE 8. DINE FIGURES
            (Figures in millions of constant pesos and U.S. dollars)

                             3Q00            3Q99          3Q00 VS.         2Q00          3Q00VS.
                                                             3Q99                           2Q00
           SALES (PS.)           205.0            98.2          108.8%          225.1           -8.9%
           Sales (US$)            21.9             9.6          128.1%           22.7           -3.5%
Operating Income (Ps.)            21.5            16.3           32.0%           64.3          -66.5%
OPERATING INCOME (US$)             2.3             1.6           45.1%            6.4          -64.0%
      OPERATING MARGIN           10.6%           16.7%                          28.3%
          EBITDA (PS.)            35.8            24.7           45.0%           79.1          -54.7%
          EBITDA (US$)             3.8             2.4           58.3%            7.9          -51.9%

As shown in table 8, Dine's net sales in dollars reached US$ 21.9 million, a 128.1% increase when compared to the figures recorded for 3Q99. This result reflects the following:

      1 - The high occupancy rate coupled with the high demand for residential lots in the Punta Mita tourism property. This property contributed 19.5% to Dine's sales.

      2  -  Bosques de Santa Fe contributed 30% of this sector's sales.

      3 - The sale of the Building North B, one of the buildings in the Arcos Bosques Property, to an insurance company. This property, which contributed with 39.3% of Dine's sales, is currently under development in association with ICA.

      4 - The increasing sales in the Santa Fe Mall, which contributed 8.5% of the sales recorded for the quarter.

As a result of the combination of the events above, Dine's operating margin decreased Y-to-Y to 10.6%.

This was due to the sales mix, mentioned above, which were originated from properties with lower operating margins.

Capital expenditures during the quarter reached US$ 1.5 million, in the projects Bosques de Santa Fe, Punta Mita and Arcos Bosques principally.

The Company expects sales as well as operating margins to substantially recover during 4Q00, due to the signing of sales contracts for residential lots in Bosques de Santa Fe and in Punta Mita.


                               00 TABLES FOLLOW 00

[DESC LOGO]
                                                      THIRD QUARTER 2000 RESULTS
--------------------------------------------------------------------------------

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
           (In millions of constant pesos, as of September 30, 2000).

                                                                             ----------------------------------------
                                                                                  2000         1999          %
                                                                             ----------------------------------------
ASSETS
Current Assets:
Cash and Short Term Investments                                                     2,089.5      1,415.0       47.7%
Account and Documents Receivable (net)                                              4,901.8      4,709.6        4.1%
Inventories                                                                         4,831.0      3,242.2       49.0%
                                                                             ----------------------------------------
TOTAL CURRENT ASSETS                                                               11,822.4      9,366.8       26.2%

Land held for development and real estate projects                                  3,557.7      3,669.9       -3.1%
Fixed Assets                                                                       15,036.7     16,366.2       -8.1%
Investments in shares of Subsidiaries Non Consolidated                                 29.5        133.9      -78.0%

Other Assets                                                                        2,842.0      2,787.8        1.9%

                                                                             =========================================
TOTAL ASSETS                                                                       33,288.3     32,324.6        3.0%
                                                                             ----------------------------------------

LIABILITIES
Current Liabilities:
Banks Loans                                                                         4,331.3      4,120.9        5.1%
Suppliers                                                                           1,995.5      1,743.6       14.4%
Taxes to be paid                                                                      945.2        377.2      150.6%
Other Liabilities                                                                   1,562.3      1,225.6       27.5%
                                                                             ----------------------------------------
TOTAL CURRENT LIABILITIES                                                           8,834.3      7,467.4       18.3%

Long-Term Debt                                                                      7,810.6      7,755.2        0.7%

Deferred taxes                                                                      2,710.9          0.0     NA
Other                                                                                  83.9        109.6      -23.4%

                                                                             =========================================
TOTAL LIABILITIES                                                                  19,439.7     15,332.2       26.8%
                                                                             ----------------------------------------

STOCKHOLDERS' EQUITY

Capital Stock                                                                          17.8         19.4       -8.2%
Paid-in Surplus                                                                     1,169.8      1,169.8        0.0%
Retained Earnings  and Reserve for Repurchase of Shares                            19,666.3     20,096.9       -2.1%
Cumulative effect of restatement, net                                             -11,369.7     -8,785.0       29.4%
                                                                             ----------------------------------------
Total Majority Interest                                                             9,484.2     12,501.1      -24.1%

Minority Interest                                                                   4,364.4      4,491.3       -2.8%

TOTAL STOCKHOLDERS' EQUITY                                                         13,848.6     16,992.4      -18.5%

                                                                             =========================================
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         33,288.3     32,324.6        3.0%
                                                                             ----------------------------------------

[DESC LOGO]
                                                      THIRD QUARTER 2000 RESULTS
--------------------------------------------------------------------------------

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                        CONSOLIDATED INCOME STATEMENT (In
             millions of constant pesos, as of September 30, 2000).

                                                                          --------------------------------------
                                                                              2000        1999          %
                                                                          --------------------------------------
          Net Sales                                                           17,165.4     18,389.6       -6.7%
          Cost of Sales                                                       12,674.4     13,212.1       -4.1%
                                                                          --------------------------------------
          GROSS PROFIT                                                         4,491.0      5,177.5      -13.3%

          Operating Expenses
          Administrative and Selling Expenses                                  2,649.7      2,662.4       -0.5%

                                                                          --------------------------------------
          OPERATING INCOME                                                     1,841.3      2,515.1      -26.8%


          Interest Income                                                       -224.4       -227.5       -1.4%
          Interest Expense                                                       941.4        879.1        7.1%
          Exchange Gain (loss), net                                              154.3       -584.7     -126.4%
          Gain on Monetary Position                                             -504.8       -772.6      -34.7%
                                                                          --------------------------------------
          Comprehensive Financial Result                                         366.4       -705.8     -151.9%
                                                                          --------------------------------------

          Other Expenses                                                         211.0        164.7       28.1%

          INCOME BEFORE PROVISIONS                                             1,263.9      3,056.2      -58.6%
                                                                          --------------------------------------

          Provisions for:

          Income and Asset Tax                                                   482.1        583.9      -17.4%
          Employee Profit Sharing                                                132.1        133.4       -0.9%
          Deferred Income Taxes                                                  -96.0          0.0     NA
                                                                          --------------------------------------
                                                                                 518.2        717.3      -27.8%

          NET CONSOLIDATED INCOME                                                745.7      2,338.9      -68.1%
                                                                          --------------------------------------

          Minority Interest                                                      282.9        526.7      -46.3%
                                                                          ======================================
          MAJORITY NET INCOME                                                    462.7      1,812.3      -74.5%
                                                                          --------------------------------------

          Net Income per Share*                                                    0.4          1.5

          *Millions of shares outstanding :                                    1,369.0      1,490.3


[DESC LOGO]
                                                      THIRD QUARTER 2000 RESULTS
--------------------------------------------------------------------------------

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                              FINANCIAL INDICATORS
                                                                 JAN-SEPT                     THIRD QUARTER
                                                            2000          1999           2000                1999
Consolidated Operating Margin                                   10.7%         13.7%            9.6%              12.4%
Operating Margin Auto Parts                                     15.5%         16.1%           14.0%              16.2%
Operating Margin Chemicals                                       7.3%         13.5%            7.2%              12.2%
Operating Margin Food                                            1.9%          7.2%            2.0%               6.5%
Operating Margin Real Estate                                    20.7%         35.5%           10.6%              16.7%
EBITDA Margin                                                   15.5%         17.7%           14.4%              16.5%
Interest Coverage Ratio                                                                        3.70               4.65
Debt / Capitalization                                                                          0.47               0.41
Earnings per Share (last 12 months)                                                            0.37   Ps.         1.53
Book Value (Desc B)                                                                            6.58   Ps.         7.66
Earnings per ADR (last 12 months)                                                              0.78   US$         3.27


Share Price Series "A" (End of period)                                                 Ps.     5.70       Ps.     8.10
Share Price Series "B" (End of period)                                                         5.30               8.00
Share Price Series "C" (End of period)                                                         5.00               7.90
Share Price "ADS" (End of Period)                                                        US$  10.31         US$   6.75
EXCHANGE RATE PER US$1.00(BY QUARTER ENDED)                                             PS.  9.4459         PS. 9.3500

                            TOTAL SHARES OUTSTANDING

          "A" Shares                                                587,479,900                        42.9%
          "B" Shares                                                506,176,760                        37.0%
          "C" Shares                                                275,341,610                        20.1%
                                                               -----------------------
          TOTAL                                                   1,368,998,270                        100.0%
